Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2024 (January 6, 2025 as to the effects of discontinued operations discussed in Note 4), relating to the consolidated financial statements of PAR Technology Corporation and subsidiaries, appearing in the Current Report on Form 8-K of PAR Technology Corporation and subsidiaries filed on January 6, 2025, and our report dated February 27, 2024, on the effectiveness of PAR Technology Corporation and subsidiaries’ internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Rochester, New York
January 6, 2025